Exhibit 99.3

Management’s Discussion & Analysis

Forward-Looking Statements

Management’s Discussion and Analysis (“MD&A”) provides a review and analysis of the performance of Northgate Minerals Corporation (“Northgate” or the “Corporation”) over the past two years, highlighting various trends and issues. Risks that can be expected to impact future operations are also discussed. These issues and risks may cause actual results to differ materially from those described in forward-looking statements contained in the MD&A. Where used, the words “anticipate”, “expect”, “intended”, “forecast”, “should”, and similar expressions are intended to identify forward-looking statements.

Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Introduction

This MD&A of the results of operations and liquidity and capital resources of Northgate for the 2009 and 2008 fiscal years should be read in conjunction with the consolidated financial statements and related notes. All the financial information presented herein is expressed in United States (“US”) dollars, unless otherwise stated. Financial information presented in tables is expressed in thousands of US dollars, unless otherwise indicated. The accompanying consolidated financial statements and related notes are presented in accordance with Canadian generally accepted accounting principles (“GAAP”). These statements, together with this MD&A dated March 8, 2010, are intended to provide shareholders with a reasonable basis for assessing the operational and financial performance of Northgate, as well as certain forward-looking statements relating to Northgate’s potential future performance. Additional information can be found in Northgate’s Annual Information Form (“AIF”), which is filed with the Canadian Securities regulatory authorities on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and Northgate’s annual report on Form 40-F, which is filed with the US Securities and Exchange Commission (“SEC”) at www.sec.gov.

Executive Overview

Northgate is a leading gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia. Its principal assets are the Fosterville and Stawell Gold mines in Victoria, Australia, the Kemess South mine in north-central British Columbia and the Young-Davidson development property in northern Ontario. Northgate’s common shares trade on the Toronto Stock Exchange under the symbol NGX and on the NYSE Amex under the symbol NXG.

On February 18, 2008, Northgate acquired Perseverance Corporation Ltd. (“Perseverance”), an Australian gold producer with two fully-permitted gold mines. Northgate’s 2008 consolidated results include the results of its Australian operations from the date of acquisition.

Northgate Annual Report 2009 | 20

Key Performance Indicators

A summary of the key performance indicators for the past three years is shown in the table below.

	2009	2008[1]	2007
Revenue	$484,976	$460,988	$337,546
Net earnings (loss) before income taxes	(42,787)	40,470	33,399
Net earnings (loss)	(49,506)	10,720	39,425
Per basic common share	(0.19)	0.04	0.16
Per diluted common share	(0.19)	0.04	0.15
Total assets	741,679	591,629	634,589
Long-term liabilities	37,640	61,778	63,978
Metal production
Gold (ounces)	362,398	354,800	245,631
Copper (thousands pounds)	52,496	51,906	68,129
Realized Metal Prices
Gold ($/ounce)	994	873	594
Copper ($/pound)	2.87	2.78	3.11
Foreign exchange rates
US dollar (“US$”)/Canadian dollar (“Cdn$”)	0.88	0.94	0.93
US$/Australian dollar (“A$”)	0.79	0.86	0.84
Net cash cost ($ per ounce) [2]	477	447	(22)

1	2008 financial figures include the results of Northgate’s Australian operations from February 19, 2008 to December 31, 2008.
2	The net cash cost of production per ounce of gold is a non-GAAP measure. Refer to page 51 for a discussion of non-GAAP measures.

Total revenues in 2009 were 5% higher than they were in 2008, driven by a 19% increase in gold sold and a 12% increase in gold prices, which were partially offset by a 26% decline in the average price of copper. A loss of $37,674,000 was recognized in revenue for the year ended December 31, 2009 for the change in fair value of outstanding forward copper sales contracts. Total revenues increased in 2008 from 2007 due to higher gold prices and production from Fosterville and Stawell in Australia, which were acquired in February 2008.

Northgate recorded a net loss of $49,506,000 or $0.19 per diluted common share in 2009, which includes a $83,486,000 impairment recorded against the carrying value of long-lived assets at Fosterville (refer to discussion in Fosterville Gold Mine Performance section below) and an other than temporary impairment on auction rate securities (“ARS”) investments of $10,979,000. Northgate’s net loss in 2009 included an income tax expense of $6,719,000, attributable entirely to its operations in Canada, which were cash taxable in 2009. Northgate’s net earnings in 2008 of $10,720,000 or $0.04 per diluted common share include a $20,310,000 other than temporary impairment on ARS investments. Net earnings in 2008 included an income tax expense of $29,750,000 due primarily to the reversal of a future income tax (“FIT”) asset related to British Columbia mineral taxes, which had been recognized in 2007 when the consensus forward price of copper was in excess of $3.00 per pound. The tax expense also reflects the FIT of Northgate’s copper forward sales portfolio, which was in a significant asset position at the end of 2008. Net earnings of $39,425,000 in 2007 included a $31,433,000 non-cash write-down of the Kemess North property.

Per share data is based on the weighted average diluted number of shares outstanding of 264,603,527, 255,453,093 and 255,257,756 in 2009, 2008 and 2007, respectively.

21  |  Northgate Annual Report 2009

Management’s Discussion & Analysis

Total assets increased to $741,679,000 in 2009 from $591,629,000 in 2008. This increase resulted primarily from a higher cash and cash equivalent balance arising from strong cash flow from operations and the proceeds from Northgate’s September 2009 equity offering, which was partially offset by an impairment recorded against the carrying value of long-lived assets at Fosterville. Total assets also increased from 2008 as a result of the stronger Australian and Canadian dollars versus the US dollar. In 2008, total assets decreased from the 2007 value of $634,589,000 primarily as a result of the revaluation of Northgate’s ARS investments and the decrease in FIT assets.

Total long-term liabilities, consisting mainly of the provision for site closure and reclamation costs as well as employee severance and retention liabilities, decreased 39% to $37,640,000 in 2009. The long-term site closure and reclamation costs decreased by $13,860,000 from 2008 mainly due to a reclassification of the costs to current liabilities to reflect reclamation expenses at the Kemess South mine that are expected to be incurred in 2010. In addition, the non-current FIT liability reversed in 2009 as Northgate’s copper forward sales contracts reversed from a gain to a loss position at the end of 2009. In 2008, long-term liabilities only declined 3% from 2007, but consisted of a large reduction in the Kemess South site closure and reclamation costs, which were reclassified as a current liability, as well as a change in the mark-to-market value of Northgate’s copper forward sales contracts, which reversed from a loss in 2007 to a gain in 2008. These reductions were offset by increases in non-current capital lease obligations and a FIT liability resulting from the Perseverance acquisition.

The increase in gold production in each year from 2007 to 2009 is due to production from Fosterville and Stawell, which were acquired in the Perseverance transaction in February 2008. Fosterville and Stawell produced 103,360 and 85,998 ounces of gold, respectively, in 2009 compared with 66,959 and 102,679 ounces of gold in 2008. The increase in gold production from Northgate’s Australian mines was more than offset by declining gold production at the Kemess South mine in British Columbia, where ore grades are declining as the mine approaches the end of its reserve life, which is expected at the end of the first quarter in 2011. Gold production at Kemess South was 173,040 ounces in 2009 compared with 185,162 ounces in 2008 and 245,631 ounces in 2007. Copper production at Kemess South was 52.5 million pounds in 2009 compared with 51.9 million pounds in 2008 and 68.1 million pounds in 2007.

A commonly used performance metric in the gold mining industry is the net cash cost to produce an ounce of gold (see non-GAAP measures on page 51). This metric is calculated by subtracting the net non-gold by-product revenues from the actual cash cost of production. During the first quarter of 2009, the Canadian dollar weakened against the US dollar, but subsequently strengthened over the remaining three quarters of the year. Although copper prices started the year at depressed levels, strong imports of copper by China throughout the year increased investment demand and a weakening US dollar drove copper prices significantly higher as the year progressed. However, the average copper price on the London Metal Exchange (“LME”) in 2009 was still lower than that in 2008 and combined with a stronger Canadian dollar, increased the net cash cost at Kemess South to $348 per ounce compared to $271 per ounce in 2008. In 2010, the combined effect of lower ore grades and a stronger Canadian dollar are expected to yield a net cash cost of $318 per ounce at Kemess South.

At Fosterville, the net cash cost of production in 2009 was $576 per ounce compared to $831 per ounce in 2008. The net cash cost at Stawell in 2009 was $616 per ounce compared to $555 per ounce in 2008. Cash costs in 2010 are expected to increase to $655 at Fosterville and $633 at Stawell largely as a result of a higher Australian dollar relative to the US dollar.

Northgate Annual Report 2009 | 22

Commodity Price and Exchange Rates

The gold price (US$ per troy ounce) on the London Bullion Market (“LBM”) began the year at $865 per ounce having rebounded dramatically from a low of $712 in the fourth quarter of 2008 as an economic downturn swept through world financial markets and investors sold virtually all assets and bought US treasury bills. In the first quarter of 2009, the gold price lacked direction as financial markets continued to gyrate. However, at the beginning of April, the US dollar gold price began an assent that saw it finally break through the $1,000 per ounce level it had twice tested previously and peaked at $1,214 per ounce on December 2nd before retreating to close the year at $1,088. During this same period, the volatility in the financial markets subsided and commodity and stock markets rose dramatically. As a result, the US dollar lost all of the ground it had gained against other world currencies in late 2008.

The copper price began the year at $1.28 per pound on the LME and soon embarked on a steady climb to end the year on a high note at $3.33 per pound. This very rapid price rebound was fuelled by the return of investors to the copper market (and many other commodity and stock markets) after the forced liquidation of long positions that occurred in the fourth quarter of 2008 and was made possible by incredible physical buying from China (up over 40% from the previous year), which kept inventories of copper on the world’s major exchanges from rising to unmanageable levels.

The gold-copper concentrate produced by the Kemess South mine is shipped to Xstrata Canada Corporation’s (“Xstrata”) Horne smelter (Rouyn-Noranda, Quebec) for smelting and refining. During 2009, Northgate signed an agreement to sell Kemess South concentrate to Xstrata from January 1, 2010 until the Kemess South mine closes in early 2011. Annual terms for processing of concentrate in 2009 were $75 per dry metric tonne (“dmt”) of concentrate and $0.075 per pound of copper ($75/7.5). Annual terms have been settled at $46.50/4.65 in 2010.

The Canadian dollar continued to weaken against the US dollar early in 2009, reaching a low of US$/Cdn$0.77 in March before climbing to a high of $0.98 in October and closing the year at $0.95. The Australian dollar followed a similar pattern, reaching a low of US$/A$0.63 early in March before hitting a high of $0.94 in mid-November and dropping slightly to close the year at $0.90.

The balance of this MD&A contains a detailed discussion of the factors contributing to Northgate’s financial results for the past two years.

23  |  Northgate Annual Report 2009

Management’s Discussion & Analysis

Fosterville Gold Mine Performance

	2009	2008[1]
Operating Data
Ore mined (tonnes)	780,195	511,542
Ore milled (tonnes)	781,879	540,725
Ore milled per day (tonnes)	2,141	1,477
Gold
Grade (g/t)	4.79	5.39
Recovery (%)	85	70
Production (ounces) [2]	103,360	66,959
Sales (ounces)	103,518	58,876
Net cash cost ($/ounce)	576	831
Financial Data
Revenue	$100,140	$50,255
Cost of sales	59,693	48,433
Loss from operations	(79,861)	(13,090)
Cash flow from (used in) operations	34,960	(1,971)
Capital expenditures [3]	36,075	38,637

1

2008 financial data and gold sales (ounces) include the results of Northgate’s Australian operations from February 19 to December 31, 2008. Production figures are for the full year period ending December 31, 2008.

2	2008 production for Fosterville excludes the change in gold-in-circuit inventory previously recorded in production for the first quarter.
3	Capital expenditures include plant and equipment acquired through assumption of capital leases.

Operational Performance

The Fosterville Gold mine produced 103,360 ounces of gold in 2009, representing a 54% increase over the 66,959 ounces of gold produced in 2008. The increase in gold production resulted from an additional number of working faces within the Phoenix and Ellesmere orebodies, which dramatically increased the quantity of ore mined, as well as the commissioning of the heated leach circuit in the first quarter of 2009, which improved gold recovery. In addition, the successful commissioning of the carbon-in-leach (“CIL”) tails retreatment facility in the second half of the year will provide additional gold production in future years as stockpiled CIL tailings are reprocessed through the heated leach circuit to recover gold that was previously lost to tailings.

In 2009, 780,195 tonnes of ore at a grade of 4.80 grams per tonne (“g/t”) were mined and mine development advanced a record 8,520m, compared with 511,542 tonnes of ore at a grade of 5.49 g/t and 7,094m advanced in 2008. Mining rates dramatically increased in 2009 compared to the same period last year due to an increase in the number of working faces made available within the Phoenix and Ellesmere orebodies, resulting from substantial mine development completed since Northgate took ownership of the mine.

During 2009, 781,879 tonnes of ore at a grade of 4.79 g/t were milled compared with 540,725 tonnes of ore at a grade of 5.39 g/t. Gold recoveries in the milling circuit of 85% were significantly higher than the 70% achieved in 2008, as a result of a full commissioning of the heated leach circuit as well as a reduction in the quantity of carbonaceous ore milled.

Northgate Annual Report 2009 | 24

Total operating costs for the year were A$74,481,000, equating to an overall unit operating cost of A$95 (2008 – A$141) per tonne of ore milled. Mining costs were A$52 (2008 – A$77) per tonne of ore mined and milling costs were A$34 (2008 – A$43) per tonne of ore milled. Unit costs were positively impacted by the operational improvements that were effected in 2009, which resulted in higher throughput. Unit operating costs are forecast to increase by 6% in 2010, as a result of a higher rate of operating development using longitudinal mining, higher energy costs and increased CIL reagent consumption in the mill as more CIL tails retreat tonnes are processed.

The net cash cost of $576 in 2009 was 30% lower than in 2008 due to lower unit operating costs and higher production. Fosterville is forecasting production of 113,000 ounces of gold in 2010 at a net cash cost of $655 per ounce using a US$/A$ exchange rate of $0.92.

Financial Performance

Fosterville’s revenue in 2009 doubled to $100,140,000 from the previous year due to higher gold production (and resulting sales) and a 12% increase in the US dollar denominated gold price. Although revenues doubled year over year, the cost of sales increased by only 23% to $59,693,000 as a result of improved operational efficiencies since Northgate acquired the mine. Depreciation and depletion expense, which is calculated using the units of production method, increased from $11,301,000 in 2008 to $30,168,000 in 2009 primarily as a result of the increase in tonnes mined and milled. The loss from operations before income taxes in 2009 was $79,861,000 compared to a loss of $13,090,000 in 2008. The loss in 2009 was inclusive of the impairment in the carrying value of the Fosterville mineral property of $83,486,000, which is described below.

In 2009, Fosterville generated $34,960,000 in cash flow from operations compared to cash used in operations of $1,971,000 in 2008. Total investment in capital expenditures at Fosterville during 2009 was $36,075,000 consisting of $22,706,000 for mine development, $11,565,000 for plant and equipment and $1,269,000 for capital leases related to the acquisition of plant and equipment. Investment in capital expenditures in 2008 was $38,637,000 consisting of $15,931,000 for mine development, $12,903,000 for plant and equipment and $9,062,000 for capital leases related to the acquisition of plant and equipment.

25  |  Northgate Annual Report 2009

Management’s Discussion & Analysis

Impairment of Fosterville Mineral Property

At December 31, 2009, Northgate tested the recoverability of its long-lived assets at Fosterville for potential impairment. A potential impairment is determined if the carrying values of the assets, which generate independent and identifiable cash flows (in this case the Fosterville mine), exceed the undiscounted pre-tax cash flows expected from their use and eventual disposition. If a potential impairment is identified, the actual value of the impairment is calculated by comparing the fair value of the long-lived assets to their carrying value. The fair market value of the Fosterville mine was established using a life of mine (“LOM”) discounted cash flow (“DCF”) model incorporating the following gold price assumptions: A$1,200/oz for 2010 to 2011, A$1,150/oz for 2012 to 2013 and A$1,100/oz thereafter. LOM cash flows are based on detailed mine plans, which incorporate management assumptions and estimates of revenues and related costs as well as the conversion of a portion of resources to reserves over the LOM.

At December 31, 2009, long-lived assets at Fosterville were identified as potentially impaired and consequently an estimate of their fair value was compared to their carrying value and an impairment charge of $83,486,000 was recorded in earnings for the year ended December 31, 2009. The discount rate and net asset value (“NAV”) multiplier applied to the DCF model that was used to estimate fair market value were 6.5% and 1.0x, respectively.

The impairment of the Fosterville assets is partially the result of net reserve losses within the main Phoenix orebody totalling approximately 300,000 ounces since the mine was acquired in February 2008, which were only partially offset by the addition of 159,000 ounces of reserves in the Harrier orebody and 76,000 ounces of high-grade CIL tailings into reserves. There are two main reasons for the reduction in Phoenix ore reserves. Firstly, based on assay data from closely-spaced reserve definition drilling, the geometry of the orebody has been found to be more complex and narrower in some areas than originally estimated, which has reduced its overall size. Secondly, the change to the geometry and size of the Phoenix orebody has necessitated redesigning some areas of the mine to leave in more pillars and has reduced the overall mining recovery.

While the substantial decrease in reserves within the Phoenix orebody has been partially offset by the delineation of new reserves in the Harrier zone, the smaller size of this zone at the present time (159,000 ounces at December 31, 2009) and the cost of initial ramp access to these new reserve ounces make these ounces less profitable than the ounces that were lost within the Phoenix orebody. In the future, if exploration activities in the Harrier ore zone (still open in several directions) continue to be successful, the DCF valuation of the Fosterville mine as a whole should improve as the costs of the fixed assets associated with Harrier will be spread over a larger reserve base.

In addition to the reserve losses noted, the impairment was also driven by increases to Northgate’s estimates of future capital, operating and exploration costs over the expected life of the Fosterville mine. As a result of the write-down of mineral property, future depreciation expenses will be reduced.

Northgate Annual Report 2009 | 26

Stawell Gold Mine Performance

	2009	2008[1]
Operating Data
Ore mined (tonnes)	707,283	629,665
Ore milled (tonnes)	759,819	698,396
Ore milled per day (tonnes)	2,081	1,908
Gold
Grade (g/t)	4.07	5.25
Recovery (%)	87	87
Production (ounces)	85,998	102,679
Sales (ounces)	87,110	84,200
Net cash cost ($/ounce)	616	555
Financial Data
Revenue	$85,515	$73,595
Cost of sales	52,998	46,530
Earnings (loss) from operations	(6,035)	111
Cash flow from operations	27,087	22,462
Capital expenditures [2]	33,350	26,336

1

2008 financial data and gold sales (ounces) include the results of Northgate’s Australian operations from February 19 to December 31, 2008. Production figures are for the full year period ending December 31, 2008.

2	Capital expenditures include plant and equipment acquired through assumption of capital leases.

Operational Performance

The Stawell mine produced 85,998 ounces of gold in 2009, which was lower than the previous year’s production. Geotechnical issues that developed within the GG5L mining block in January forced a change in the ore stoping sequence, which necessitated the processing of a larger quantity of lower grade ore from the GG3 and Magdala mining areas than had been planned. Successful redesign, remediation, and re-sequencing of ore stopes within the GG5L mining block have preserved all of the original reserves, which will be mined in 2010 and 2011.

In 2009, 707,283 tonnes of ore at a grade of 4.31 g/t were mined compared to 629,665 tonnes of ore at a grade of 5.39 g/t in 2008. Substantial investments in cooling and ventilation infrastructure were made in 2009 in order to allow reserves in the deeper areas of the Stawell mine to be extracted safely and efficiently. With the installation of the “new” underground ventilation fan, airflows in the lower areas of the mine have improved from 200 cubic metres (“m3”) per second to 240 m3 per second. Two vent raises in the mid-mine area, which are scheduled for completion in the second quarter of 2010, will connect the upper and lower ventilation, further enhancing the ability to control air temperature in deeper areas of the mine. The mining development advance for 2009 was 7,016m compared with 5,257m in 2008. Mining development in 2009 was focused on advancing the GG6 decline and in the GG7, GG5L, GG3, North Magdala and the C7/U3 mining fronts. With this development completed, Stawell now has a larger number of productive mining fronts available, which will provide a more robust ore supply to the mill in 2010 and beyond.

27  |  Northgate Annual Report 2009

Management’s Discussion & Analysis

In 2009, 759,819 tonnes of ore at a grade of 4.07 g/t were milled compared with 698,396 tonnes of ore at a grade of 5.25 g/t in 2008. Gold recoveries in the mill of 87% were consistent with the previous year and the historic average for the property. A flotation circuit improvement project will be undertaken in 2010 and is expected to improve gold recoveries by 2.5% once it is completed in August.

Total operating costs during 2009 were A$66,591,000 (2008 – A$55,290,000) equating to an overall unit operating cost of A$87 (2008 – A$93) per tonne of ore milled. Mining costs were A$58 (2008 – A$62) per tonne of ore mined and milling costs were A$24 (2008 – A$26) per tonne of ore milled. The decline in unit operating costs was primarily attributable to the increase in mill throughput, which was tempered somewhat by stoping sequence changes that necessitated the use of contractors to achieve the level of operating development required to supply alternate ore feed to the mill during the year. Unit costs are expected to decline in 2010 as mine output and mill throughput are both expected to increase by 11%.

The net cash cost of production for the year of $616 per ounce (2008 – $555) was negatively impacted by lower gold production and higher costs associated with the use of temporary contractors to support mining operations while the GG5L mining environment was remediated. In 2010, Stawell is forecast to produce 100,000 ounces of gold at a net cash cost of $633 per ounce using a US$/A$ exchange rate of $0.92.

Financial Performance

Stawell’s revenue for the year of $85,515,000 was 16% higher than revenues generated in 2008 of $73,595,000 due to the higher gold price and ounces sold. The cost of sales for this period was $52,998,000 compared to $46,530,000 in 2008 and the depreciation and depletion expense was $33,380,000 compared to $22,843,000 in 2008. The increase in cost of sales and depreciation and depletion expense reflect the higher ore production and mill throughput as well as an increased amortization rate as a result of the substantial capital upgrades made in 2008. The mine recorded a loss from operations for the period of $6,035,000 compared to earnings of $111,000 in 2008.

Stawell generated $27,087,000 in cash flow from operations during the year compared to $22,462,000 in 2008. Total investment in capital expenditures at Stawell during 2009 was $33,350,000 compared to $26,336,000 in 2008. Capital expenditures in 2009 include $21,789,000 for mine development, $10,095,000 for plant and equipment and $1,465,000 for capital leases related to the acquisition of plant and equipment. In 2008, capital expenditures included $14,700,000 for mine development, $5,715,000 for plant and equipment and $5,921,000 for capital leases related to the acquisition of plant and equipment.

Northgate Annual Report 2009 | 28

Kemess South Mine Performance

	2009	2008
Operating Data
Ore plus waste mined (tonnes)	30,292,285	28,260,894
Ore mined (tonnes)	15,965,275	13,851,896
Stripping ratio (waste/ore)	0.90	1.04
Ore stockpile rehandle (tonnes)	6,380,062	7,152,037
Ore milled (tonnes)	18,352,557	16,924,271
Ore milled per day (tonnes)	50,265	46,252
Gold
Grade (g/t)	0.445	0.505
Recovery (%)	66	67
Production (ounces)	173,040	185,162
Sales (ounces)	180,040	168,504
Copper
Grade (g/t)	0.161	0.174
Recovery (%)	81	79
Production (thousand pounds)	52,496	51,906
Sales (thousand pounds)	51,188	49,639
Net cash cost ($/ounce)	348	271
Financial Data
Revenue	$337,052	$304,042
Cost of sales	188,109	215,971
Earnings from operations	97,028	53,994
Cash flow from operations	106,003	93,603
Capital expenditures	7,553	8,076

Operational Performance

Gold and copper production at Kemess South in 2009 was 173,040 ounces and 52.5 million pounds, respectively. Ore production was sourced from the western end of the Kemess South pit until reserves were exhausted in the first half of the year before production shifted into the eastern end of the pit where mining will continue until the end of the mine-life in early 2011.

Ore and waste mined from the open pit totalled 30.3 million tonnes in 2009 compared to 28.3 million tonnes mined in the prior year. During 2010, a total of 21.1 million tonnes of ore and waste is expected to be mined from the eastern end of the open pit. Approximately 16.1 million tonnes of crushed waste rock previously stored in the eastern end of the open pit will be moved into the western end of the open pit to provide access to east pit ore that will be mined to the end of the Kemess South mine-life. The unit cost for mining in 2009 decreased to Cdn$1.61 per tonne moved compared with Cdn$2.12 per tonne in 2008 as a result of shorter ore and waste haul distances from the eastern end of the open pit.

29  |  Northgate Annual Report 2009

Management’s Discussion & Analysis

Mill throughput of 50,265 tonnes per day (“tpd”) in 2009 was 8% higher than the prior year as the operation returned to normal following a series of unusual events that occurred in 2008, including power outages, a flood that damaged the mill’s control system and the collapse of the process water line, all of which adversely affected throughput. Mill availability of 91% was a large improvement over the 85% from 2008.

Average gold and copper recoveries in 2009 were 66% and 81%, respectively, compared with 67% and 79% recorded in 2008. Metallurgical process improvements made in 2009 have resulted in the flotation circuit being more efficient in processing lower grade ore with a higher sulphide content, which is the only type of ore remaining to be milled at Kemess South.

The average unit cost of production at Kemess South in 2009 was Cdn$11.42 per tonne milled, which was 16% lower than the Cdn$13.51 per tonne milled recorded in 2008. These unit costs include marketing costs of Cdn$3.05 in 2009 and Cdn$3.14 in 2008, comprised mainly of treatment and refining costs and concentrate transportation fees. The decrease in unit cost was due primarily to the higher throughput in 2009, which was partially offset by the increase in 2009 settlement terms for treatment and refining charges. Although total tonnes moved were 4% higher and milled tonnes were 8% higher, site operating costs dropped by about 13% due to much lower mining costs driven by lower haul distances. The net cash cost of production was $348 per ounce of gold produced in 2009, compared with $271 per ounce in 2008. The increased cash cost in 2009 was primarily attributable to lower average copper prices and lower gold production.

Metal concentrate inventory declined to 11,000 wet metric tonnes (“wmt”) at the end of 2009 from approximately 12,000 wmt at the beginning of the year. Inventory balances have steadily declined since year-end, as railcar availability has been more consistent, and were approximately 3,000 wmt at the end of February 2010.

The Kemess South mine is forecast to produce 103,500 ounces of gold and 47.6 million pounds of copper during 2010 at a net cash cost of $318 per ounce using copper prices of $3.20 per pound and a US$/Cdn$ exchange rate of $0.97.

Northgate Annual Report 2009 | 30

Financial Performance

Revenue generated from the Kemess South mine in 2009 was $337,052,000 compared with $304,042,000 in 2008 and increased primarily due to higher gold prices and metal sales. Metal sales in 2009 consisted of 180,040 ounces of gold and 51.2 million pounds of copper compared with 168,504 ounces of gold and 49.6 million pounds of copper in 2008.

During 2009, the price of gold on the LBM averaged $973 per ounce and the price of copper on the LME averaged $2.34 per pound. Net realized prices for sales during the year were approximately $1,020 per ounce of gold and $2.87 per pound of copper. Since Northgate’s metal pricing quotational period was three months after the month of arrival (“MAMA”) at the smelting facility for both gold and copper, the realized prices reported differ from the average annual reference prices. The realized price calculation incorporates the actual settlement price for prior period sales as well as the forward price profiles of both metals at December 31 for unpriced sales. Northgate also hedged 2.6 million pounds of its 2009 copper sales, which decreased the realized price of copper by $0.03 per pound. The average market prices for gold and copper in 2008 were $873 per ounce and $3.14 per pound, respectively, while realized prices were $884 per ounce and $2.78 per pound.

The cost of sales in 2009 was $188,109,000 compared with $215,971,000 in 2008. The cost of sales declined in 2009 as a result of lower site operating costs and a weaker Canadian dollar compared to 2008, which were offset by higher concentrate treatment and refining charges. Treatment and refining charges in 2010 will decline as terms have been settled at $46.50/4.65 compared with $75/7.5 in 2009.

Depreciation and depletion expenses were $40,193,000 in 2009 compared with $32,912,000 in 2008 as more tonnes of ore were mined out of the Kemess South pit and the mill processed a higher volume of ore. The amortization of most of Kemess South’s mineral property, plant and equipment is based on the unit-of-production method, as ore is mined from the Kemess South pit.

Exploration expenditures during 2009 were only $55,000 compared with $498,000 in 2008 since the mine is approaching the end of its reserve life.

Capital expenditures decreased to $7,553,000 in 2009 compared to $8,076,000 in 2008. The most significant capital expenditures in 2009 were $3,133,000 for mill liners, $1,587,000 for a shovel and $1,313,000 on the tailings dam construction.

31  |  Northgate Annual Report 2009

Management’s Discussion & Analysis

Moving Ahead with Young-Davidson

Two key milestones were achieved in July 2009. First, Northgate and the Matachewan First Nation (“MFN”) signed an Impact and Benefits Agreement (“IBA”), which establishes a framework within which the two parties have committed to work together to advance the permitting, development and operation of a mine on the Young-Davidson property. Second, Northgate released a pre-feasibility study on the Young-Davidson project, which incorporated proven and probable reserves of 2.8 million ounces.

In September, Northgate took a critical step toward its goal of building a new mine at Young-Davidson with the closing of an $88.5 million equity issue to fund the development of the mine. Subsequently, Northgate completed the final feasibility study for the Young-Davidson project in early 2010 and received formal Board approval to proceed with the development of the Young-Davidson mine in February 2010. Preparations are underway to begin construction in the summer of 2010. Highlights of the feasibility study presented below are based on a gold price of $825 per ounce and an exchange rate of US$/Cdn$0.90:

  Average annual production of 180,000 ounces of gold at a net cash cost of $351 per ounce. After the first two years of open pit production, average annual production for the remaining mine-life will increase to 190,000 ounces of gold at a net cash cost of $341 per ounce.
  15-year mine-life at a mill throughput of 6,000 tpd.
  Initial capital cost of $339 million.
  Sustaining capital costs of $236 million during the life of the mine.
  Pre-tax operating cash flow of $646 million, net present value (“NPV”) 5% of $264 million, with an Internal Rate of Return (“IRR”) of 12.4%.
  Targeting production in 2012.

Environmental and permitting activities in support of the project are ongoing.

Northgate Annual Report 2009 | 32

Corporate Administration

During 2009, Northgate settled all of its US dollar denominated copper forward sales contracts that were outstanding at December 31, 2008 for net proceeds of $7,689,000. However, the Corporation entered into new copper forward sales contracts denominated in Canadian dollars representing approximately 73% of the remaining payable copper production at Kemess South. At December 31, 2009, 17,375 tonnes of copper forward sales contracts were outstanding at an average price of Cdn$3.31 per pound for the period from April 2010 through April 2011. The fair value of these contracts at December 31, 2009 was a liability of $8,228,000 of which $5,507,000 is included in accounts payable and accrued liabilities for contracts expiring in 2010 and $2,721,000 is included in other long-term liabilities. The change in fair value of the forward contracts during the year was a loss of $37,674,000. Northgate had no gold forward sales contracts outstanding at December 31, 2009.

Corporate administration costs in 2009 were $10,679,000 compared with $11,863,000 in 2008. Costs in Australia of $1,752,000 were $550,000 lower than in 2008 due to reductions in staffing. Canadian corporate administration costs, consisting primarily of employee salaries, as well as ongoing compliance and investor relations costs, were $8,927,000. The year-over-year decline of $634,000 is attributable to the stronger US dollar in 2009 compared to 2008.

Exploration costs in 2009 were $14,637,000 compared with $32,595,000 in 2008. In Canada, the exploration expense declined to $4,668,000 from $25,332,000 primarily because exploration activity decreased at Young-Davidson to focus on the pre-feasibility and final feasibility work and because advanced exploration costs of $6,974,000 have been capitalized for accounting purposes since the positive pre-feasibility study was announced in July 2009. However, exploration costs in Australia increased to $9,969,000 in 2009 compared with $7,263,000 in 2008 in support of ongoing efforts at both Fosterville and Stawell to identify additional areas of mineralization.

Northgate recognized an income tax expense of $6,719,000 for the year ended December 31, 2009, compared to $29,750,000 for the year ended December 31, 2008. The 2009 income tax expense results entirely from Northgate’s Canadian operations, which were cash taxable in 2009. The current income tax expense of $29,472,000 is dramatically higher than the expense of $5,261,000 in 2008 due to higher taxable income from Northgate’s Canadian operations resulting from higher metal prices and the absence of Canadian income tax shields, which have been utilized in prior years. The FIT recovery of $22,753,000 is due to the continued reversal of the FIT liability relating to the mineral property, plant and equipment at Kemess South, as well as a FIT asset recognized in relation to British Columbia mineral taxes, which resulted in a combined $10,000,000 tax recovery in 2009. In addition, $13,000,000 of the tax recovery relates to Northgate’s copper forward contracts, which were in a significant gain position as at December 31, 2008 compared to a loss position as at December 31, 2009. Northgate’s Australian operations did not record any income tax expense in 2009.

Cash income taxes paid during the period were $587,000 compared to $6,053,000 in 2008. Upon filing the 2008 income tax return in 2009, Northgate received a full refund of the installment payments made in 2008. Cash income tax payments in 2009 are related entirely to Northgate’s Canadian operations, which are not expected to be taxable in 2010 as a result of declining revenue from Kemess South and significant pre-production development spending at Young-Davidson. The Corporation has sufficient tax shields in Australia such that the Australian operations are also not expected to be cash taxable in 2010.

Northgate granted a total of 1,616,000 options to employees in 2009, compared with 1,685,000 granted in 2008. At December 31, 2009, there were 6,325,850 options outstanding, of which 3,525,800 were exercisable.

33  |  Northgate Annual Report 2009

Management’s Discussion & Analysis

Summary of Quarterly Results

The table below summarizes selected quarterly operating and financial results for the previous eight quarters.

	2009 Quarter Ended				2008 Quarter Ended
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Revenue	$110,698	$120,163	$130,297	$123,818	$136,748	$99,267	$138,880	$86,093
Earnings (loss)	(67,755)	(8,563)	5,402	21,410	18,646	(29,438)	1,847	19,665
Earnings (loss) per share
Basic	$(0.23)	$(0.03)	$0.02	$0.08	$0.07	$(0.12)	$0.01	$0.08
Diluted	$(0.23)	$(0.03)	$0.02	$0.08	$0.07	$(0.12)	$0.01	$0.08
Metal Production
Gold (ounces)	80,753	80,791	93,377	107,477	118,265	64,588	83,561	88,386
Copper (000s pounds)	11,750	11,934	13,805	15,007	14,391	9,195	13,940	14,380
Realized Metal Prices
Gold ($/ounce)	1,181	982	924	935	814	868	883	962
Copper ($/pound)	3.54	3.39	2.65	2.07	0.46	2.04	4.10	3.68

Gold production was robust early in 2009 as higher grade ore from the western end of the open pit at Kemess South was mined and processed. As production moved to the eastern end of the pit in the second half of the year, gold production at Kemess South declined significantly, as per plan, due to lower ore grades. The Australian sites saw strong production early in the year, however, geotechnical issues at Stawell necessitated a change in the stoping sequence and, as a result, lower grade ore was mined in the second half of the year. At Fosterville, higher than expected dilution on some of the stopes mined in the second half of the year reduced the mill head grade and had a small impact on production. Net earnings were also higher than expected early in 2009 as a result of higher gold output and sales, in addition to higher gold prices. Net loss in the third quarter of 2009 was increased by a charge of $10,440,000 to recognize an other than temporary impairment on Northgate’s ARS investments. Net loss in the fourth quarter was due entirely to the mineral property impairment charge of $83,486,000 recorded at Fosterville.

In 2008, gold production increased early in the year with the addition of the Fosterville and Stawell mines on February 18, 2008. In the first half of the year, net earnings were lower than expected, as a result of lower gold output from the Australian mines in addition to one-time costs as various production enhancing initiatives were implemented. Production in the third quarter was impacted by unusual disruptions at the Kemess South mine and ongoing challenges at the Australian operations. Net earnings in the third and fourth quarters of 2008 also included charges of $16,912,000 and $3,398,000, respectively, to recognize an other than temporary impairment on Northgate’s ARS investments. Results in the fourth quarter of 2008 improved markedly, driven by a significant increase in gold production at Fosterville and Stawell compared to previous quarters. Decreased revenues from Kemess South resulting from lower copper prices and lower than budgeted production were partially offset by an increase in the value of Northgate’s copper forward contracts. Net earnings in the fourth quarter were reduced by a FIT expense comprised mainly of the reversal of a future tax asset relating to mineral taxes and the FIT impact of Northgate’s copper forward contracts, which were in a significant asset position.

Northgate Annual Report 2009 | 34

Liquidity and Capital Resources

Cash and cash equivalents at December 31, 2009 was $253,544,000 compared with $62,419,000 at December 31, 2008. Working capital at December 31, 2009 was $173,806,000 compared with $21,947,000 at December 31, 2008. The increase in both liquidity measures was due primarily to the increase in cash and cash equivalents as a result of strong cash flow from operations and Northgate’s September 2009 equity offering.

Cash flow from operations in 2009 improved to $187,161,000 from $64,988,000 in the prior year. A 54% increase in annual gold production at Fosterville and a 33% increase in gold sales at the Australian sites in 2009 drove revenues higher. Site operating costs at Kemess South were 13% lower as a result of lower haul distances as ore was mined from the eastern end of the pit. Cash flow from operations were also positively impacted by the accounting treatment of exploration and development expenditures at the Young-Davidson property, which have been capitalized for accounting purposes and classified as an investing activity since the announcement of the pre-feasibility study in July 2009.

The Corporation also issued 34,300,000 common shares to a syndicate of underwriters on a bought deal basis at a price of Cdn$2.92 per share for net proceeds of $88,516,000 on September 30, 2009. The proceeds will be used towards the development of the Young-Davidson mine and for general corporate purposes.

Northgate believes that its working capital at December 31, 2009, together with future cash flow from operations, is sufficient to meet its normal operating requirements for the next year, notwithstanding the current illiquidity and impairment of the Corporation’s ARS investment (refer to discussion below). There are no restrictions on the ability of the Corporation’s subsidiaries to transfer funds to Northgate.

Northgate’s investment management policy permits short-term excess cash to be invested in R1/P1/A1 rated investments including money market funds, direct obligation commercial paper, bankers’ acceptances and other highly rated short-term investment instruments, which are presented as cash and cash equivalents. Notwithstanding the flexibility of the short-term investment policy, all cash and cash equivalents are currently being held as cash with chartered banks in Canada and major banks in Australia.

Financial Instruments: Northgate has exposure to credit risk, liquidity risk and market risk from its use of financial instruments.

Credit Risk – Credit risk is the risk of potential loss to Northgate if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Northgate is exposed to credit risk from its receivables and investment securities. This risk may also arise on the copper forward contracts to which Northgate is a party.

In general, Northgate manages its credit exposure with respect to operational matters by transacting only with reputable, highly-rated counterparties. Northgate monitors the financial condition of its customers and counterparties to contracts.

35  |  Northgate Annual Report 2009

Management’s Discussion & Analysis

Gold doré produced in Australia is sold exclusively to AGR Matthey, a reputable precious metal refiner. In early 2010, AGR Matthey wound up its joint venture with and ceded control of the refinery in Perth, Australia to the Western Australia Mint, which is wholly-owned by the government of western Australia. Northgate believes there are other buyers in the marketplace that would buy such production under approximately the same financial terms should its current sales agreement be terminated. Concentrate produced at Kemess South is sold under contract to Xstrata, a wholly-owned subsidiary of the publicly traded international mining company, Xstrata plc. Kemess South gold-copper concentrate is of a quality that is readily saleable to a number of smelters under current market conditions. In the event that Xstrata is unable to purchase the Kemess South concentrate, it could be sold to other smelters once appropriate logistical arrangements are put in place.

Northgate may also be exposed to credit risk on its copper forward contracts to the extent that the counterparty, Mitsui Bussan Commodities Ltd. (“Mitsui”), a reputable international commodities trading group, fails to meet its contractual obligations. Northgate has mitigated this risk by obtaining a parental guarantee from Mitsui’s parent company, Mitsui and Co., Ltd. of Japan. At December 31, 2009, there is no credit risk as the forward contracts are in a payable position and have been recognized as a liability.

Northgate limits its exposure to credit risk on investments by investing only in securities rated R1/P1/A1 for short-term investments and AAA for longer-term securities by credit rating agencies such as S&P and Moody’s. Management continually monitors the fair value of its investments, including ARS (refer to ARS discussion below) to determine potential credit exposures. Any credit risk exposure on cash and cash equivalents is considered negligible as Northgate places deposits only with major established banks in Canada and Australia.

As at December 31, 2009, Northgate’s gross credit exposure is as follows:

	2009	2008
Cash and cash equivalents	$253,544	$62,419
Trade and other receivables	26,396	11,972
Unrealized gain on copper forward contracts – short-term	—	6,338
Restricted cash	27,544	22,614
Unrealized gain on copper forward contracts – long-term	—	30,796
Auction rate securities	37,702	39,291
	$345,186	$173,430

Liquidity Risk – Liquidity risk is the risk that Northgate will not be able to meet its financial obligations as they fall due. Northgate manages this risk such that it will have the ability to discharge its liabilities when due, both under normal and stressed conditions, without incurring significant losses or risking damage to Northgate’s reputation.

Northgate uses detailed cash forecasts to ensure cash is available to discharge its obligations when they come due. Cash needed for this purpose is invested in highly liquid investments.

Market Risk – Market risk is the risk that changes to: i) commodity prices; ii) foreign exchange rates; or, iii) interest rates, will affect Northgate’s income or the value of its financial instruments. Northgate actively manages this risk by executing strategies to limit excessive exposure to the extent possible while optimizing the return on investments designed to mitigate such risk. Northgate’s Board of Directors has established a Finance Committee, to assist the Board with its oversight responsibilities for financial risk management including the identification and analysis of market risks and potential strategies to mitigate such risks.

Northgate Annual Report 2009 | 36

i.	Commodity Price Risk – Northgate is exposed to commodity price risk through the price of gold and copper and also through various input prices such as fuel, steel and electricity.

Northgate reviews major input prices on a regular basis and may enter into long-term contracts to mitigate price volatility. Northgate also monitors the price of the commodities it produces and considers the risk exposure to fluctuating prices. In managing that risk, Northgate is cognizant that investors generally seek exposure to the underlying commodities, particularly gold, through their investment in the Corporation’s common shares.

The value of Northgate’s copper forward sales contracts are exposed to the movement in the copper price. A change of $0.05 per pound in the forward price of copper would have changed the fair value of outstanding contracts at December 31, 2009, and consequently earnings before income taxes, by $1,839,000 (2008 – $1,703,000).

Northgate’s future gold production is fully unhedged and exposed to future price movements.

Gold and copper sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenue and the related receivables are based on forward prices for the expected date of final settlement. These financial assets are therefore exposed to movements in the commodity price. A change of $0.05 per pound in the price of copper would have changed the related receivable as at December 31, 2009 and earnings before income taxes by $505,000 for the year ended December 31, 2009 (2008 – $485,000). A $10 per ounce change in the price of gold would have changed the related receivable as at December 31, 2009 and earnings before income taxes by $320,000 for the year ended December 31, 2009 (2008 – $268,000).

ii.

Foreign Exchange Rate Risk – Northgate is exposed to foreign exchange rate risk on its financial assets and liabilities denominated in Canadian dollars. Movements in the Canadian dollar relative to the US dollar may have a significant effect on future earnings. A 10% strengthening or weakening of the US dollar against the Canadian dollar as at December 31, 2009 would have decreased or increased earnings before income taxes by $14,228,000 for the year ended December 31, 2009 (2008 – $1,165,000). This analysis assumes that all other variables, in particular interest rates, remain constant. Northgate is also exposed to the effect of movements in the Australian dollar relative to the US dollar, which may also have a significant effect on Northgate’s net investment in its Australian operations.

iii.

Interest Rate Risk – Northgate is exposed to interest rate risk on its Short-Term Loan (refer to the discussion on Short-Term Loan under “Investments” below) and its capital leases. The Short-Term Loan bears interest at LIBOR plus 100 basis points. The capital leases bear interest at a fixed rate. A change of 50 basis points in the LIBOR rate for the year ended December 31, 2009 would have changed earnings before income taxes by $214,000 for the year ended December 31, 2009 (2008 – $226,000). This assumes all other variables, in particular foreign currency rates, remain constant.

Capital Lease Financing: Northgate continued to make significant investments in plant and equipment at Fosterville and Stawell during 2009. Total capital lease financing at Fosterville and Stawell for the year ended December 31, 2009 was $2,734,000 (2008 – $14,983,000) with terms ranging from two to three years. At December 31, 2009, total remaining capital lease obligations were $10,651,000 (2008 – $10,744,000), of which $5,995,000 will be paid in the upcoming year (2008 – $4,533,000).

37  |  Northgate Annual Report 2009

Management’s Discussion & Analysis

Investments: Northgate continues to hold a type of debt security commonly referred to as auction rate securities. Auction rate securities are typically debt instruments, such as bonds, with a long-term nominal maturity for which the interest rate is regularly reset at 7, 28, or 35-day intervals so as to provide short-term liquidity. All of the auction rate securities currently held by the Corporation were rated AAA at the time of purchase. The auction rate securities currently held by the Corporation have a par value of $72,600,000. Beginning in August 2007, auctions at which these securities were to be re-sold began to fail, and as of the date hereof, attempts to conduct auctions have generally ceased. Currently, these securities cannot be readily converted to cash for use by the Corporation to make capital investments or for other business purposes, although the underlying payment and other obligations of the original issuers of these securities remain intact, and these issuers (or their guarantors) continue to make regular interest payments to the Corporation.

All auction rate securities currently held by the Corporation were purchased on its behalf by Lehman Brothers Inc. (“Lehman”), acting in its capacity as broker agent of Northgate using the limited discretion conferred on it. Based on representations from Lehman, Northgate had believed that the securities conformed to Northgate’s internal investment management policy. Subsequent to the auction rate securities investments of Northgate becoming illiquid, the Corporation received from Lehman a loan collateralized by the auction rate securities held in the Corporation’s investment account managed by Lehman, pursuant to a Client Agreement between Lehman and Northgate dated October 18, 2007 (the “Short-Term Loan”). Based on investigations conducted after the securities in question became illiquid, Northgate concluded that a number of representations from Lehman had been incorrect, and that Lehman had mishandled Northgate’s account. On July 3, 2008, Northgate filed a Statement of Claim (the “FINRA Claim”) with the Financial Industry Regulatory Authority (“FINRA”) in New York, a self-regulatory organization with jurisdiction over customer-broker disputes, regarding alleged mishandling of Northgate’s investment account (including the unauthorized purchase of auction rate securities) by Lehman and several of its employees. Northgate has alleged that Lehman’s inappropriate conduct constituted, among other things, breach of contract, breach of fiduciary duty, fraudulent misrepresentation and abuse of discretionary authority. Among the relief sought by Northgate in the FINRA Claim is a ruling of FINRA relieving Northgate of its obligation to repay the Short-Term Loan as partial compensation for losses suffered as a result of the misconduct of Lehman, effectively ‘setting-off’ the debt owing by the Corporation to Lehman against the damages claimed by Northgate from Lehman and its employees.

On September 15, 2008, Lehman Brothers Holdings Inc. (“Lehman Holdings”), the parent corporation of Lehman, filed for Chapter 11 bankruptcy protection in the United States, and shortly thereafter Lehman commenced liquidation proceedings. On September 17, 2008, Barclays Capital (“Barclays”) announced plans to buy certain assets from Lehman Holdings and its subsidiaries pursuant to an Asset Purchase Agreement with Lehman Holdings, Lehman and other Lehman affiliates (the “Purchase Agreement”). The Corporation is seeking clarification from Barclays on whether it has assumed from Lehman either the management of the account in which the auction rate securities of the Corporation are held or the Short-Term Loan.

From a legal perspective, the FINRA Claim survives the bankruptcy of Lehman such that the Corporation now may claim against the bankrupt Lehman estate. In order to preserve its right to claim against the Lehman estate at the appropriate stage of the bankruptcy administrative process, the Corporation has filed the necessary Securities Investor Protection Corporation customer claim and bankruptcy proofs of claim with the appropriate authorities. The Corporation continues to work with its US legal counsel to collect and analyze additional information regarding Lehman, including with respect to the residual value in the Lehman estate, applicable insurance coverage and the aggregate value of competing claims against the Lehman estate so as to be able to make an informed determination regarding a prudent course of action going forward.

Northgate Annual Report 2009 | 38

Following the bankruptcy of Lehman, the Corporation retained an independent valuator (the “Valuator”) to assist with management’s assessment of the fair value of its ARS investments. The Valuator considered several factors in making such assessment, including the probability of future defaults by the respective issuers, the potential impact of recent events in the global financial markets, the relative seniority of each security within the capital structure of the relevant issuer, the credit position of financial guarantors and the value of investments and reserves held by the respective issuers.

The estimated fair value of Northgate’s ARS holdings at December 31, 2009 was $37,702,000, which reflects a $1,589,000 decline from the estimated fair value at December 31, 2008 of $39,291,000. However, the write-down recorded in net earnings in 2009 of $10,979,000 was driven almost entirely by one ARS issued by a Regulation XXX Insurance company. Changes in the estimated fair value of this particular ARS in prior years had previously been recorded as a temporary impairment. In 2009, Northgate concluded that there was an other than temporary impairment related to this ARS and reclassified prior year write downs of $4,408,000 from other comprehensive income to earnings. The conclusion reached for an other than temporary impairment is based on a variety of factors, including the very substantial decline in the estimated fair value of individual investments over an extended period, recent downgrades in issuer credit ratings, the absence of default insurance and continuing adversity in the credit and capital markets. Total other than temporary impairments recognized into earnings for the year ended December 31, 2008 was $20,310,000, resulting in a cumulative other than temporary impairment recognized to date of $31,289,000. While the foregoing valuation judgments are based on current information available and are intended to conform to applicable accounting principles, it is possible that the actual damage to Northgate would be considered to be equal to the par value of the securities under applicable US laws.

Northgate assessed the overall decline in the estimated fair value related to its other holdings of Regulation XXX auction rate securities and concluded that the decline is temporary. The Corporation considered the fact that these particular securities have a lower probability of future default, continue to make interest payments, are insured by monoline insurance companies with a stable financial outlook and continue to maintain a credit rating above investment grade. Management also considered the senior rank of its holdings in the capital structures of the respective issuers and the fiduciary obligation of the major insurance companies who own the Regulation XXX entities as factors that improve the likelihood that these investments might eventually return to par value.

Northgate believes that, based on its cash and cash equivalents balance of $253,544,000 at December 31, 2009 and expected operating cash flow, the current illiquidity and impairment of its ARS investments will not have a material impact on the Corporation’s ability to carry on its business.

Short-Term Loan: Northgate received from Lehman the Short-Term Loan collateralized by Northgate’s ARS investments subsequent to such ARS investments becoming illiquid (refer to previous discussion on the Short-Term Loan under “Investments”, above).

As of December 31, 2009, the principal outstanding on the Short-Term Loan was $41,515,000 (2008 – $43,096,000). Northgate continues to treat the Short-Term Loan as an obligation and has continued to classify it as a current liability based on its original maturity date.

39  |  Northgate Annual Report 2009

Management’s Discussion & Analysis

Environmental Management

Northgate is committed to maintaining effective environmental management systems at each of its mining operations and exploration projects and conducts regular corporate environmental audits of all its properties.

Northgate regularly updates its estimate of future site reclamation and closure costs. The total provision at December 31, 2009 for site closure and reclamation is $47,490,000. The obligations per mine site are as follows:

	2009	2008
Kemess South mine	$37,363	$38,069
Stawell Gold mine	5,081	4,044
Fosterville Gold mine	4,530	3,740
Young-Davidson property	516	416
	$47,490	$46,269
Estimated undiscounted cash flows used to determine the total liability	$52,373	$52,543

Northgate had security bonds totalling Cdn$18,659,000 at December 31, 2009 (2008 – Cdn$18,409,000) posted in connection with its reclamation obligations for the Kemess South mine and the Young-Davidson property. The final security installment for the Kemess South mine required by the Government of British Columbia’s Ministry of Energy, Mines and Petroleum Resources (“MEMPR”) in accordance with the reclamation obligations, which was amended in 2002, was made in January 2010. A revised reclamation and closure plan is expected to be submitted to the MEMPR later in 2010.

Northgate also had cash deposits of A$10,523,000 (2008 – A$10,463,000) as security against performance guarantees relating to the future reclamation of Fosterville and Stawell at December 31, 2009.

Human Resources

Northgate’s success is in great part dependent on recruiting and retaining a competent, professional workforce. To motivate and maintain this workforce, Northgate offers a challenging and rewarding work environment, as well as a competitive compensation program comprised of salary, bonuses and benefits. Northgate also maintains a staff development and succession program for its key executives and operational management.

Northgate also offers a share option plan designed to align the interests of key employees to those of its shareholders. At December 31, 2009, 6,325,850 options were outstanding under the plan. Options vest over a four-year period and have a seven-year life to encourage a long-term view toward creating shareholder value. An employee share purchase plan (“ESPP”) is also available to all full-time employees of the Corporation in Canada. Under the terms of the ESPP, each full-time employee can buy treasury shares up to 5% of their base salary at the current market price and Northgate will contribute additional shares equal to 50% of the employee’s contribution.

Hourly employees at Kemess South are members of the International Union of Operating Engineers (Local 115). In April 2008, a new three-year agreement was ratified, which will expire on December 31, 2011. The agreement includes an enhanced severance package, which provides for a lump-sum payment to an employee who remains at Kemess South until the employee’s last scheduled shift.

Northgate Annual Report 2009 | 40

In April 2008, Northgate put in place Australian Workforce Agreements and a Greenfield agreement at Fosterville as part of the conversion to owner mining from contract mining. Virtually all of the employees of the contractor joined Northgate during this conversion. On July 1, 2009, a three-year collective agreement was ratified by the Employee Collective, covering 227 hourly employees.

On September 26, 2008, a new collective agreement was ratified by the Employee Collective, comprised of the 155 production and maintenance employees at Stawell. All employment conditions are secured for five years with the exception of wages, which will be reviewed after three years. This agreement replaced the previous three-year agreement that expired on September 26, 2008.

Contractual Obligations and Commitments

Northgate had the following contractual obligations and commitments as at December 31, 2009.

	1 Year	2–3 Years	4–5 Years	6+ Years	Total
Accounts payable and accrued liabilities	$46,210	$—	$—	$—	$46,210
Income taxes payable	29,395	—	—	—	29,395
Severance and long service leave [1,2]	6,992	7,608	285	1,842	16,727
Capital lease obligations (including interest component)	6,711	4,897	—	—	11,608
Operating leases	40	163	172	—	375
Unrealized loss on copper forward contracts [3]	5,670	2,862	—	—	8,532
Short-Term Loan [4]	41,515	—	—	—	41,515
Asset retirement obligations [5]	25,504	11,130	10,067	5,672	52,373
Other long-term liabilities	39	78	78	363	558
Closure bonding requirements	764	—	—	—	764
Tse Keh Nay (3 Nations) funding	955	—	—	—	955

1

The estimated severance liability will be recognized ratably over the estimated period of service. As at December 31, 2009, accrued severance of $181,000 has been recognized in accounts payable and accrued liabilities, and $3,888,000 has been recognized in other long-term liabilities.

2

The provision for long service leave included above is undiscounted. As at December 31, 2009, accrued long service leave of $7,234,000 has been recognized in accounts payable and accrued liabilities, and $1,488,000 has been recognized in other long-term liabilities.

3

The unrealized loss on copper forward contracts included above is undiscounted. As at December 31, 2009, an unrealized loss of $5,507,000 on copper forward contracts has been recognized in accounts payable and accrued liabilities, and $2,721,000 has been recognized in other long-term liabilities.

4	The Short-Term Loan is secured by Northgate’s ARS investments. This amount represents the principal amount only. The loan bears interest at LIBOR plus 100 basis points.
5

The asset retirement obligations included above are undiscounted. The Kemess South and Young-Davidson portions of the asset retirement obligation are backed by Cdn$18,659,000 in security bonds included in other assets. The Fosterville and Stawell portion is backed by A$10,523,000 in security bonds also included in other assets.

Northgate has a sales agreement with Xstrata for the shipment and sale of Kemess South gold-copper concentrate. Under the terms of the agreement, treatment and refining charges are adjusted annually based on prevailing world terms, which have been settled at $46.5/4.65 with no price participation fee for 2010. This agreement expires on March 31, 2011.

Northgate’s interest in Kemess South is subject to a 1.62% royalty on the value of payable metals produced.

41  |  Northgate Annual Report 2009

Management’s Discussion & Analysis

Northgate also has an exclusive sales arrangement with AGR Matthey for gold doré bars produced at Fosterville and Stawell. Northgate is currently assessing the implications of the wind-up of AGR Matthey and the novation of the agreement to the Western Australia Mint.

In June 2006, Northgate entered into a Cooperation Agreement with the Tse Keh Nay (3 Nations) related to the operation of the Kemess South mine. Northgate continues to provide funding to benefit the Tse Keh Nay member communities in the amount of Cdn$1,000,000 per year over the remaining Kemess South mine-life.

In July 2009, Northgate and the Matachewan First Nation (“MFN”) signed an Impact and Benefits Agreement (“IBA”), which establishes a framework within which the two parties have committed to work together to advance the permitting, development and operation of a mine on the Young-Davidson property. The IBA also sets out a variety of cooperative initiatives of the MFN and Northgate relating to employment, training and other business opportunities in connection with the Young-Davidson project.

Northgate has a commitment to reclaim land occupied by its mines once operational activities have ceased and is committed to reclaiming any disturbance as a result of exploration and development activities. The undiscounted costs for reclamation are currently $52,373,000. Reclamation for Kemess South is expected to take place primarily from 2010 to 2013 with some expenditures, such as monitoring, to continue afterwards. Mine expenditures at Fosterville and Stawell are expected to be spent between 2010 and 2015 with some expenditures to continue until 2021.

Northgate also has a commitment to reclaim the Young-Davidson property as per the advanced exploration closure plan on record.

Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures (“DCP”) are designed to provide reasonable assurance that information required to be disclosed by Northgate in reports filed with or submitted to various securities regulators is recorded, processed, summarized and reported within the time periods specified. This information is gathered and reported to Northgate’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), so that timely decisions can be made regarding disclosure.

Northgate’s management, under the supervision of, and with the participation of, the CEO and CFO, have designed and evaluated Northgate’s DCP, as required in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Based on this evaluation, the CEO and CFO have concluded that, as of the end of the period covered by this report, Northgate’s DCP were effective.

Northgate Annual Report 2009 | 42

Internal Control Over Financial Reporting

Northgate’s management is responsible for designing, establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is a process designed by, or under the supervision of, senior management, and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of Northgate’s consolidated financial statements in accordance with Canadian GAAP. These controls include policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Northgate;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of Northgate; and, provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Northgate’s assets that could have a material effect on the annual financial statements or interim financial statements.

Northgate’s management, with the participation of the CEO and CFO, evaluated the effectiveness of the Corporation’s ICFR as of December 31, 2009. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

Based upon its assessment, management concluded that, as of December 31, 2009, the Corporation’s ICFR was effective.

Northgate continually reviews and enhances its systems of controls and procedures. However, because of the inherent limitations in all control systems, management acknowledges that ICFR will not prevent or detect all misstatements due to error or fraud.

Changes in Internal Control over Financial Reporting

No changes were made in Northgate’s ICFR during the year ended December 31, 2009, that have materially affected, or are reasonably likely to affect, the Corporation’s ICFR.

Risks and Uncertainties

Commodity Prices, Foreign Exchange and Interest Rates

At Kemess South, future revenues are dependent on the prices of gold and copper on world markets, the level of treatment and refining, price participation charges of custom smelters for processing concentrate and rail, truck and ocean freight rates associated with delivering this concentrate to market. These prices and charges can vary significantly from year to year and affect revenue and earnings. Operating costs at the mine are largely denominated in Canadian dollars and, as a result, future US dollar earnings will be directly affected by fluctuations in the US$/Cdn$ exchange rate to the extent that these costs are not hedged with foreign currency instruments.

At Fosterville and Stawell, future revenues are dependent on the Australian dollar price of gold. Operating costs at Fosterville and Stawell are largely denominated in Australian dollars and, as a result, future US dollar earnings will be directly affected by fluctuations in the US$/A$ exchange rate to the extent that these costs are not hedged with foreign currency instruments.

43  |  Northgate Annual Report 2009

Management’s Discussion & Analysis

Fluctuations in interest rates can affect Northgate’s results of operations and cash flows. Loans and cash balances are subject to variable interest rates while capital lease agreements are subject to fixed interest rates.

The following table shows the approximate impact on Northgate’s 2010 operating cash flow of variations in commodity prices and exchange rates, based on the projected production at the Kemess South, Fosterville and Stawell mines in 2010, if the change was to remain in effect for the full year. These impacts include the effect of copper derivatives that Northgate had entered into as of December 31, 2009.

		Impact on
	Change	Operating Cash Flow (millions)
Gold price	$10 per ounce	$3.2
Copper price	$0.05 per pound	$1.3
US$/Cdn$ exchange rate	$0.01	$1.1
US$/A$ exchange rate	$0.01	$1.7

Uncertainty of Ore Reserves and Mineral Resources

Although Northgate has carefully prepared the mineral reserves and resources figures included herein and believe that the methods of estimating mineral reserves and resources have been verified by mining experience and production history, such figures are estimates, and no assurance can be given that the indicated levels of recovery of gold and copper will be realized. The ore grade actually recovered by Northgate may differ from the estimated grades of the mineral reserves and resources. Such figures have been determined based upon assumed gold and copper prices and operating costs. Market price fluctuations of gold and copper, as well as increased production costs or reduced recovery rates may negatively impact the economic viability of reserves containing low grades of mineralization and may ultimately result in a restatement of reserves. Short-term factors that can impact the ore reserves, such as the need for orderly development of orebodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

Mineral resources estimated for properties that have not commenced production are based, in most instances, on very limited and widely-spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such estimates may require revision as more drilling information becomes available or as actual production experience is gained.

Mining Risks and Insurance

The business of mining is generally subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geotechnical occurrences, and changes in the regulatory environment. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Northgate carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate, but which may not provide adequate coverage in certain unforeseen circumstances. However, Northgate may become subject to liability for pollution or other hazards against which it cannot insure or against which it may elect not to insure, because of high premium costs or other reasons. Northgate may also become subject to liabilities which exceed policy limits. In such cases, Northgate may be required to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Northgate Annual Report 2009 | 44

Legal

Northgate is subject to various legal claims, judgments, potential claims and complaints, including unexpected environmental remediation costs in excess of current reserves, arising out of the normal course of business. While Northgate believes that unfavourable decisions in any pending procedures or the threat of procedures related to any future assessment, or any amount it might be required to pay, will not have a material adverse effect on its financial condition, there is a risk that if such decisions are determined adversely to Northgate, they could have a material adverse effect on its profitability.

Northgate’s mining operations and exploration activities are subject to extensive federal, provincial and state regulations in Canada and Australia governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, water disposal, toxic substances, environmental protection, mine safety, relationships with Aboriginal groups and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities. Northgate believes that it is in substantial compliance with all current laws and regulations. However, such laws and regulations are subject to change. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on Northgate, cause a reduction in levels of production and delay or prevent the development of new mining properties.

Access to Capital

To fund its growth, Northgate is often dependent on securing the necessary capital through debt or equity financings. The availability of this capital is subject to general economic conditions and lender and investor interest in Northgate and its projects. To increase its access to capital, Northgate maintains relationships with key financial participants and has an active investor relations program in order to inform institutional and retail investors and other stakeholders.

On June 6, 2008, Northgate filed a prospectus with the Securities Commissions in each of the provinces and territories of Canada and a corresponding registration statement with, and declared effective by, the SEC. The prospectus will facilitate offerings of Northgate’s debt securities, common shares, warrants to purchase common shares and warrants to purchase debt securities, share purchase contracts and share purchase or equity units (all of the foregoing, collectively, the "Securities") or any combination thereof up to an aggregate offering size of Cdn$250,000,000 over a 25-month period. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement. The net proceeds from the sale of the Securities will be used to fund capital expenditures, development and construction expenditures, exploration activities, potential future acquisitions and for general corporate purposes. On September 29, 2009, Northgate issued 34,300,000 common shares to a syndicate of underwriters on a bought deal basis at a price of Cdn$2.92 per share for aggregate gross proceeds of Cdn$100,156,000 to be used in the development of the Young-Davidson mine and for general corporate purposes. Accordingly, the prospectus could be utilized for an aggregate offering size up to approximately Cdn$150,000,000 until expiration of the prospectus on July 25, 2010.

Labour Matters

Northgate is dependent upon its workforce to conduct its operations. Northgate’s three operating mines have programs to recruit and train the necessary manpower for their operations, but each mine’s output may be affected by strikes, lockouts and other work stoppages at and around each mine.

45  |  Northgate Annual Report 2009

Management’s Discussion & Analysis

Critical Accounting Estimates

Northgate’s accounting policies are described in note 2 to the consolidated financial statements. These consolidated financial statements are prepared in accordance with Canadian GAAP, which require Northgate to make various judgments with respect to certain estimates and assumptions. The following policies are considered by management to be most critical in understanding the judgments that are involved in the preparation of Northgate’s consolidated financial statements and the uncertainties inherent within them.

Revenue Recognition

Northgate recognizes revenue from the sale of its Kemess South concentrate upon transfer of title and delivery at the receiving smelter, which usually occurs on receipt of provisional payment from the buyer, typically within seven days of the date that concentrate is loaded into railcars for shipment to the receiving smelter. Sales of gold-copper concentrate are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. In addition, sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenues are initially recorded at the time of sale based on forward prices for the expected date of final settlement. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end and in the period of final settlement.

Northgate recognizes revenue from the sale of its gold doré from Fosterville and Stawell upon delivery, which occurs when the doré is picked up by the customer’s agent at the mine site. Sales of gold doré are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights and assays. Revenues are recorded at the time of sale based on the spot price at the date of delivery. Final pricing and payment generally occurs within three days of delivery. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end.

Site Closure and Reclamation Costs

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Corporation. Northgate accounts for reclamation liabilities by recognizing any statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. The determination of site closure and reclamation costs require assumptions with respect to future estimated costs, discount rates and inflation rates, changes in which can materially affect the recognized amount of the liability. These obligations are measured initially at fair value and the resulting costs are capitalized into the carrying value of the related asset.

In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the estimated amount or timing of costs. Upward revisions in the amount of undiscounted estimated cash flows are discounted using the current credit-adjusted risk-free rate. Downward revisions in the amount of undiscounted estimated cash flows are discounted using the credit-adjusted risk-free rate that existed when the original liability was incurred. The asset retirement cost is assigned to the related asset and amortized to net earnings over the life of the asset.

Mineral Property Costs

Northgate records mine development expenditures at cost and acquired mineral properties at the fair value at the time they were acquired. The fair values of acquired mineral properties are based on independent valuations and reflect the nature and amount of material interests believed to be contained or potentially contained in properties to which they relate.

Northgate Annual Report 2009 | 46

A significant portion of Northgate’s mineral property is depreciated on a unit-of-production basis. Under the unit-of-production basis, the calculation of depreciation and depletion of mineral property, plant and equipment is based on the amount of proven and probable reserves expected to be recovered. If these estimates of reserves prove to be inaccurate, or if Northgate revises its mining plan reducing the amount of reserves expected to be recovered, Northgate could be required to increase or decrease the amount of future depreciation, depletion and amortization expenses, or could be required to write down the recorded value of its mineral property, plant and equipment.

In addition, Canadian GAAP requires Northgate to consider at the end of each accounting period whether events or changes in circumstances indicate that the carrying amount of its long-lived assets may not be recoverable. When such indicators are identified, impairment testing is carried out where the carrying value of Northgate’s asset groups, the lowest level of assets and liabilities for which there are independent identifiable cash flows, is compared to the related undiscounted expected future cash flows expected from the use and eventual disposition of the corresponding assets and liabilities.

The determination of expected future cash flows are based on detailed mine plans and requires significant judgment and estimates with respect to metal prices, foreign exchange rates, operating costs as well as the residual value of assets. For the recoverability tests carried out at December 31, 2009, gold price assumptions for Kemess South were $1,100/oz for 2010 and $1,000/oz for 2011, and gold price assumptions for Fosterville and Stawell were A$1,200/oz for 2010 to 2011, A$1,150/oz for 2012 to 2013 and A$1,100/oz thereafter. Changes in these assumptions can materially affect actual future results.

If Northgate determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate due to reductions in the price of gold and copper, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because Northgate has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, Northgate would be required to write down the recorded value of its mineral property, plant and equipment, which would reduce Northgate’s earnings and net assets.

The mineral properties for which there are no independent identifiable cash flows are assessed for impairment on other factors that may indicate the need for a write-down.

Auction Rate Securities

Northgate records its investment in ARS at estimated fair value. In estimating the fair value of ARS, several variables are considered, including the probability of future defaults, the impact of ongoing events in the global financial markets, the relative seniority of each ARS within the capital structure of the issuer, the credit circumstances of financial guarantors, and the value of investments and reserves held by the issuer.

A decline in the estimated fair value of the ARS that is determined to be temporary is recorded in other comprehensive income in the period when the impairment occurred. In determining if a decline in estimated fair value is temporary, Northgate considers whether interest payments continue to be made, the probability of future defaults, the credit rating of the issuer and the existence of financial guarantors. Northgate also considers the senior rank of its holdings in the issuers’ capital structure and the fiduciary obligation and financial capacity of companies who own the issuers.

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Management’s Discussion & Analysis

A decline in estimated fair value that is determined to be other than temporary is recognized in earnings in the period in which the impairment occurred. In determining whether an impairment is other than temporary, Northgate considers various factors, including a substantial decline in estimated fair value for an extended period of time, issuer defaults on interest payments, the presence of default insurance, significant downgrades in the credit rating of the issuer and adverse market conditions, which have negatively impacted individual securities.

Valuation Allowance

Northgate recognizes future tax assets associated with tax loss carry forwards and other tax deductions only if it is more likely than not that the related benefits will be realized in the future. The evaluation of whether future tax assets should be recognized is based on expected future income for tax purposes. The determination of expected future income for tax purposes requires significant judgments and estimates with respect to metal prices, foreign exchange rates and operating costs. Changes in those assumptions can materially affect the recognized amount of a future income tax asset. In future years, if Northgate determines it is no longer more likely than not that the benefit of its future tax assets will be realized, it would be required to set up a valuation allowance with a corresponding future income tax expense in results from operations.

Future Changes in Accounting Policies

Conversion to International Financial Reporting Standards (“IFRS”)

On February 13, 2008, the Accounting Standards Board confirmed that publicly accountable entities will be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. Several existing Canadian standards will converge with IFRS before the transition date. Other IFRS will be adopted for the first time on January 1, 2011. Northgate’s financial statements up to and including the December 31, 2010 financial statements will be reported in accordance with Canadian GAAP as it exists on each reporting date. Financial statements for the quarter ended March 31, 2011, including comparative amounts, will be prepared in accordance with IFRS.

Northgate’s IFRS conversion plan has been reviewed with the Audit Committee and includes an assessment of the impact of the conversion on the consolidated financial statements and related disclosures. The plan also considers the impact of the conversion on the Corporation’s information technology systems, internal controls over financial reporting, disclosure controls and procedures and business activities that may be influenced by generally accepted accounting principles measurements. Northgate’s conversion plan is set out in four phases:

  Project planning and preliminary study;
  Detailed gap and impact analysis;
  Strategy and solutions identification; and,
  Solutions development and implementation.

Training has been provided to the Corporation’s Audit Committee and its corporate finance employees in Canada. The plan also includes an analysis of the impact of IFRS on Northgate’s current accounting policies as changes in accounting policy are likely and may materially impact the financial statements.

Northgate Annual Report 2009 | 48

Overall, Northgate’s transition is currently in line with its conversion plan. Northgate has completed the preliminary study, and is currently in the process of performing detailed gap analysis, and evaluating the financial statement impact of various accounting policy choices. Detailed technical analyses are expected to be completed throughout the first three quarters of 2010. The first quarter will focus on the key areas such as IFRS 1, First Time Adoption of IFRS, and mineral property, plant and equipment, including impairment of assets. The second quarter will focus on financial instruments, asset retirement obligations, leases, and business combinations. The third quarter will focus on income taxes and financial statement presentation. The following areas have been identified as potential high impact areas:

Property, plant and equipment

IFRS and GAAP contain the same basic principles of accounting for property, plant and equipment. However, differences in application do exist. For example, IFRS requires that each component of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item must be depreciated separately over its useful life. While Canadian GAAP contains similar requirements, in practice, the concept is applied less stringently under Canadian GAAP. This method of componentizing property, plant and equipment may result in an increase in the number of components that are recorded and depreciated and, as a result, may impact the calculation of depreciation expense.

Upon transition to IFRS, an entity has the elective option to reset the cost of its property, plant and equipment based on fair value in accordance with the provisions of IFRS 1 and to use either the cost model or the revaluation model to measure its property, plant and equipment subsequent to transition. Northgate currently intends to apply the IFRS 1 election and reset certain plant and equipment at fair value upon transition to IFRS on January 1, 2010, and to use the cost model to measure all of Northgate’s property, plant and equipment subsequent to transition.

Impairment of long-lived assets

IAS 36, Impairment of Assets, uses a one-step approach for testing and measuring asset impairments, with asset carrying values being compared to the higher of value in use and fair value less costs to sell. Value in use is defined as being equal to the present value of future cash flows expected to be derived from the asset in its current state. In the absence of an active market, fair value less costs to sell may also be determined using discounted cash flows. The use of discounted cash flows under IFRS to test and measure asset impairment differs from Canadian GAAP where undiscounted future cash flows are used to compare against the asset’s carrying value to determine if impairment exists. This may result in more frequent write-downs in the carrying value of assets under IFRS since asset carrying values that were previously supported under Canadian GAAP based on undiscounted cash flows may not be supported on a discounted cash flow basis under IFRS. However, under IAS 36, previous impairment losses may be reversed where circumstances change such that the impairment has reduced. This also differs from Canadian GAAP, which prohibits the reversal of previously recognized impairment losses.

Northgate has determined that the long-lived assets at Stawell are likely impaired under IFRS as of December 31, 2009. The impairment under IFRS is currently estimated to be in the range of $35 million to $40 million, which would result in a retained earnings adjustment on the date of transition. Most of the potential impairment is related to cash taxes that must be included in the fair value of the Stawell assets. In reality, the Corporation has sufficient tax shields to offset the cash tax liability included in the after tax fair value and will recognize these assets on its balance sheet by removing the current valuation allowance, generating an offsetting retained earnings adjustment on the date of transition.

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Management’s Discussion & Analysis

Asset retirement obligations

IFRS requires the recognition of a provision on the basis of a legal or constructive obligation arising from a past event, if there is a probable outflow of resources and the amount can be estimated reliably. The threshold for recognition of a provision under Canadian GAAP is higher than under IFRS as liabilities for restructuring and asset retirement obligations are recognized only when there is a legal obligation. In addition, in estimating the reclamation costs, Canadian GAAP requires the use of third-party costs whereas the estimate under IFRS is based on the entity’s best estimate. Furthermore, in calculating the asset retirement obligation, IFRS requires the use of the current market-based discount rate at each reporting date whereas Canadian GAAP requires the use of the entity’s credit-adjusted risk free rate, which is revised only when there is an upward revision in expected cash outflows. As a result of these differences, upon transition to IFRS on January 1, 2010, Northgate’s asset retirement obligation under IFRS may be higher or lower compared to the balance under Canadian GAAP.

Upon transition to IFRS, an entity has the elective option to use a simplified method to calculate the net book value of the asset retirement obligation asset. Northgate currently intends to apply this election upon transition to IFRS.

IFRS 1, First-time adoption of International Financial Reporting Standards

IFRS 1 provides the framework for the first time adoption of IFRS and specifies that, in general, an entity shall apply the principles under IFRS retrospective. IFRS 1 also specifies that the adjustments that arise on retrospective conversion to IFRS from other GAAP should be directly recognized in retained earnings. Certain optional exemptions and mandatory exceptions to retrospective application are provided for under IFRS 1.

Northgate currently expects to apply the following optional exemptions:

  For certain plant and equipment, fair value at the transition date will be used as the deemed cost under IFRS;
  Northgate will set the cumulative foreign currency translation account to nil;
  Northgate will not restate business combinations prior to January 1, 2008;
  Northgate will apply the simplified method of calculating the net book value of the asset retirement obligation asset on the date of transition;
  Northgate will not apply IFRS 2, Share-Based Payments, to equity instruments granted on or before November 7, 2002 or which vested before January 1, 2010.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

As the review of accounting policies is completed, appropriate changes to ensure the integrity of internal control over financial reporting and disclosure controls and procedures will be made. For example, any changes in accounting policies could result in additional controls or procedures being required to address reporting of first time adoption as well as ongoing IFRS reporting requirements. At this point, Northgate has not identified any potential changes in accounting policies that would have a material impact on the Corporation’s internal control over financial reporting. The Corporation will ensure that its key stakeholders are informed about the anticipated effects of the IFRS transition.

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Information Technology (“IT”) Systems

The transition to IFRS is currently not expected to have a material impact on Northgate’s IT systems. Northgate’s Australian operations converted to IFRS from Australian GAAP in 2005 and, thus, the transition to IFRS will not require any significant changes in Australia. Production at Kemess South in Canada is currently anticipated to be complete in 2011 and, accordingly, changes are expected to be nominal. The IT system that will be selected and implemented for Young-Davidson will be capable of and designed to report under IFRS. Northgate is also in the process of evaluating the need to upgrade the existing IT system at its corporate office, which may coincide with IFRS transition.

Business Activities

The transition to IFRS may have an impact on Northgate’s business activities where agreements make references to GAAP-based financial measures. Currently, no material impacts on business activities have been identified. Northgate will continue to review significant agreements and arrangements throughout 2010 and will disclose significant impacts in the quarterly MD&A if any are identified.

The International Accounting Standards Board has a work plan for numerous projects that will result in changes to existing IFRS. Differences between IFRS and Canadian GAAP will continue to be identified based on further detailed analyses by Northgate and changes in IFRS prior to conversion to IFRS in 2011.

Non-GAAP Measures

Adjusted Net Earnings

The Corporation has prepared a calculation of adjusted net earnings, which has removed certain non-cash adjustments from its Canadian GAAP calculation of net earnings, as it believes this may be a useful indicator to investors. Adjusted net earnings may not be comparable to other similarly titled measures of other companies.

(Expressed in thousands of US$, except share amounts)	2009	2008
Net earnings (loss)	$(49,506)	$10,719
Adjustments
Write-down of ARS	10,979	20,310
Unrealized gain on derivatives related to the acquisition of Perseverance hedge book	—	(9,836)
Write-down of mining properties, net of tax	84,849	—
Fair value adjustment on copper forward contracts, net of tax	26,869	(22,829)
Valuation allowance against tax asset relating to mineral tax credit	—	10,966
Adjusted net earnings	73,191	9,330
Diluted common shares outstanding	265,335,675	255,453,093
Adjusted net earnings per diluted common share	$0.28	$0.04

51  |  Northgate Annual Report 2009

Management’s Discussion & Analysis

Cash Cost

Northgate has included net cash costs of production per ounce of gold in the discussion of its results from operations, because it believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to net earnings or to other Canadian GAAP measures and may not be comparable to other similarly titled measures of other companies. A reconciliation of net cash costs per ounce of production to amounts reported in the Statement of Operations is shown in the table below.

Cash costs for 2008 include financial data and gold production of Perseverance from February 19 to December 31, 2008.

Full Year 2009	Fosterville	Stawell	Kemess South	Combined
Gold production (ounces)	103,360	85,998	173,040	362,398
Cost of sales	$59,693	$52,998	$188,109	$300,800
Change in inventories and other	(152)	(51)	(5,507)	(5,710)
Gross copper and silver revenue	—	—	(122,300)	(122,300)
Total cash cost	$59,541	$52,947	$60,302	$172,790
Cash cost per ounce	$576	$616	$348	$477
Full Year 2008	Fosterville	Stawell	Kemess South	Combined
Gold production (ounces)	60,540	85,824	185,162	331,526
Cost of sales	$48,433	$46,530	$215,971	$310,934
Change in inventories and other	1,850	1,105	(966)	1,989
Gross copper and silver revenue	—	—	(164,817)	(164,817)
Total cash cost	$50,283	$47,635	$50,188	$148,106
Cash cost per ounce	$831	$555	$271	$447

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Cautionary Note Regarding Forward-Looking Statements and Information:

This Northgate MD&A contains "forward-looking information", as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Northgate's future financial or operating performance and other statements that express management's expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects", "believes", "anticipates", "budget", "scheduled", "estimates", "forecasts", "intends", "plans" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", "would" or "might" "be taken", "occur" or "be achieved". Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate's actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled "Risk Factors" in Northgate's Annual Information Form for the year ended December 31, 2008 or under the heading "Risks and Uncertainties" in Northgate's 2008 Annual Report, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this MD&A. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this MD&A is made as of the date of this MD&A, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

The Company prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this MD&A are defined in accordance with National Instrument 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms, such as, “measured mineral resources” “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this MD&A and are included in the Company’s public filings, which have been filed with securities commissions or similar authorities in Canada).

53  |  Northgate Annual Report 2009